April 4, 2025

Liu Xiaohua
Chief Executive Officer
Star Fashion Culture Holdings Ltd
12F, No.611, Sishui Road
Huli District
Xiamen
People   s Republic of China

       Re: Star Fashion Culture Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted March 31, 2025
           File No. 377-07839
Dear Liu Xiaohua:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jeffrey Yeung